UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ABM INDUSTRIES INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

000957100

(CUSIP Number)

Lord Michael A. Ashcroft

4 Marine Parade

Belize City, Belize

Tel: 501-227-6525

With a Copy to:

Eric Shube

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

Tel: +1 212 610 6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000957100

1.	Name of Reporting Person Lord Michael A. Ashcroft

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Belize

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,909,842

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,909,842

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,909,842

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) IN

Introductory Statement

This Amendment No. 1 (this Amendment) amends the Schedule 13D initially filed by Lord Ashcroft (Ashcroft) on October 23, 2008 (the Original Filing) relating to shares of the Common Stock, $0.01 par value per share (the Common Stock), of ABM Industries Incorporated (the Issuer).  Information reported in the Original Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5(a)-(b) of the Original Filing is hereby deleted and replaced with the following:

As of October 17, 2013, Ashcroft directly or indirectly beneficially owns 2,909,842 shares, or approximately 5.2777%, of the Issuer’s Common Stock, and Ashcroft has sole voting power and sole dispositive power with respect to all of the shares directly or indirectly beneficially owned by him.  The percentage owned by Ashcroft is calculated based on 55,134,236 shares of the Issuer’s Common Stock outstanding as of August 28, 2013, as reported in the quarterly report on Form 10-Q for the fiscal quarter ended July 31, 2013.

The disclosure in Item 5(c) of the Original Filing is hereby deleted and replaced with the following:

The following chart sets forth Ashcroft’s sales of the Issuer’s Common Stock in the past sixty days:

Party	Date of Transaction	Number of Shares	Price per Share ($)	Where and How Effected

Lord Ashcroft	September 17, 2013	415	26.000000	Open Market Sale
Lord Ashcroft	September 18, 2013	28,172	26.025536	Open Market Sale
Lord Ashcroft	September 18, 2013	22,948	26.000000	Open Market Sale
Lord Ashcroft	September 19, 2013	46,039	26.048420	Open Market Sale
Lord Ashcroft	September 20, 2013	143,120	26.165225	Open Market Sale
Lord Ashcroft	September 23, 2013	49,771	26.539646	Open Market Sale
Lord Ashcroft	September 24, 2013	88,557	26.568577	Open Market Sale
Lord Ashcroft	September 25, 2013	33,062	26.559190	Open Market Sale
Lord Ashcroft	September 26, 2013	11,575	26.501123	Open Market Sale
Lord Ashcroft	September 27, 2013	17,035	26.511969	Open Market Sale
Lord Ashcroft	October 16, 2013	127,824	27.027288	Open Market Sale
Lord Ashcroft	October 17, 2013	122,176	27.163170	Open Market Sale

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

October 18, 2013
Date
/s/ Lord Michael A. Ashcroft
Signature
Lord Michael A. Ashcroft
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)